EXHIBIT A(5)(w)

                          SEPARATE ACCOUNT (Continued)

Change in Investment Policy.--A portfolio of the fund might make a material change in its investment policy. In that case. we will send you a notice of the change. Within 60 days after you receive the notice. or within 60 days after the effective date of the change, if later, you may exchange this contract for a new contract of fixed benefit insurance on the Insured's life. The conditions for exchange, and the specifications for the new contract, are described under Exchange of Contract on page 14.

Change of Fund.--A portfolio might, in our judgment, become unsuitable for investment by a subaccount. This might happen because of a change in investment policy, or a change in the laws or regulations, or because the shares are no longer available for investment, or for same other reason. If that occurs, we have the right to substitute another portfolio of the fund, or to invest in a fund other than the one we show on the Contract Data page(s). But we would first seek approval from the SEC and, where required, the insurance regulator where this contract is delivered, and the insurance regulator of our domiciliary state. The procedures to be followed in such cases are on file with the State Corporation Commission of the State of Virginia.


                    INVESTMENT BASE AND RETURN ON INVESTMENT

Investment Base.--The investment base for this contract is the amount we use to compute the excess investment return and the variable insurance amount. The investment base is allocated among the subaccounts. The amount of the investment base and its allocation to subaccounts depend on (1) how you choose to allocate net premiums: (2) whether or not you transfer amounts among subaccounts, as we discuss below; (3) the investment performance of the subaccounts to which amounts are allocated or transferred: and (4) whether or not you take any loan. The investment base exists only if the contract is in force with no premium in default past its days of grace.

Base on Monthly Date.--On a Monthly Date. the investment base is equal to the sum of these three items:

1. the net cash value on the Monthly Date (we explain net cash value under Contract Value Options);

2. on any loan, the interest we have charged that is not yet due and that we have not yet added to the loan (we explain these terms under Loans); and

3. during the first contract year, the issue charge instalments due during the rest of the year (we show this charge on the Contract Data page(s).

Base on other Dates.--On a date other than a Monthly Date, the investment base is equal to:

1. what it was on the prior Monthly Date; plus

2. any increase due to investment results in the value of the subaccounts to which amounts are allocated; minus

3. any decrease due to investment results in the value of the subaccounts to which amounts are allocated; minus

4. a charge against the investment base at a rate of not more than .0009572% a day (.35% a year) for mortality and expense risks that we assume; minus

5. any amount charged against the investment base for federal or state income taxes; minus

6. any loan you made since the prior Monthly Date; plus

7. any loan principal you paid back since the prior Monthly Date.

Assumed Rate of Return.--The assumed rate of return is an effective rate of 4% a year. This is the same as .01074598% a day compounded daily. We use this daily rate when we make computations for less than a whole year.

Excess Investment Return.--The excess investment return for any period is equal to:

1. the investment base at the end of the period; minus

2. what the investment base would have been at the end of the period if: (a) the value of the assets in the subaccounts to which amounts are allocated had earned interest at a rate equal to the assumed rate of return during the period; and
(b) we had made no charge for the mortality and expense risks described in item 4 under Base on Other Dates, or for federal or state income taxes.

The excess investment return can be less than, equal to, or more than zero. If a premium was paid and accepted under the terms of this contract, then for the purpose of computing the excess investment return it will be deemed to have been paid as of its due date.

Transfers Among Subaccounts.--You may transfer amounts among subaccounts as often as four times in a contract year, if all due premiums have been paid. To do so, you must notify us in writing and in a form that meets our needs. The transfer will take effect on the date we receive your notice at our Service Office.

Page 9 (VL--83) (VI)


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